Filed by FinServ Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: FinServ Acquisition Corp.

(Commission File No. 001-39116)

Transcript of

Northland Capital SPAC Investor Conference

FinServ Acquisition Corp.

January 20, 2021

Participants

Lee Einbinder – Chief Executive Officer, FinServ Acquisition Corp.

Orlando Zayas – Chief Executive Officer, Katapult Holdings, Inc.

Derek Medlin – Chief Operating Officer, Katapult Holdings, Inc.

Karissa Cupito – Chief Financial Officer, Katapult Holdings, Inc.

Analysts

Mike Grondahl – Analyst, Northland Capital Markets

Presentation

Mike Grondahl – Analyst, Northland Capital Markets

Welcome. This is Mike Grondahl, Senior Research Analyst with Northland Securities. This session we have Orlando Zayas, CEO; Karissa Cupito, CFO of Katapult, and Lee Einbinder of FinServ Acquisition.

Katapult simply is a nonprime version of Affirm, which recently went public last week or so at a very significant valuation. Katapult has a FinTech offering for lease finance at the point of sale. They currently serve about 150 merchants, they have partnerships with Affirm, Shopify, Magento. They work with WayFair, Purple and Lenovo. They do have an NPS score of 47, which is really good. They’ve served over a 1.4 million approved transactions customers. And they have pretty significant impressive revenue growth and expanding margins.

EBITDAs forecasted to be about $40 million this year, and $70 million next year. And lastly, that valuation discount to Affirm is pretty significant.

With that, I’m going to turn it over to Lee, who’s going to kind of walk you through the stack and what they liked about Katapult.

Lee Einbinder – Chief Executive Officer, FinServ Acquisition Corp.

Thanks, Mike, and good morning, or good afternoon, everyone, depending on where you’re located. Just to give you a quick background on why we thought Katapult was a great transaction for us and hopefully for all the investors that are buying the stock.

My partner, Howard Kurz and I launched Finserv with the $250 million IPO back in November of 2019. And we spent the time we looked at hundreds and hundreds of companies, did a deep dive on actually a number of Katapult’s competitors, and why we landed on Katapult is it really not only checked, but exceeded all the criteria that we set out on our IPO that were really critically important to us. And, this was our first SPAC, it was really important for us to do a high-quality deal that made sense for investors and made sense for us as well.

What stood out with Katapult, obviously, you have to start with the management team. And I’m going to turn it over to Orlando and the team in a minute, but the management team has been together for three years running this company. More importantly, prior to this, they all have backgrounds and coming from large, sophisticated financial institutions. And this is really a technology company at heart, really benefiting from the trends in migration to e-commerce, which has only been accelerated with COVID.

And the management team has the right background and not only just background, the proof is in the pudding as they say, they’ve had over 100% organic growth in top line revenues, for the three years that they’ve been running this company as a team.

And more importantly, going forward, the growth rates are going to continue to be very high relative to other opportunities. So depending on what you want to look at EBITDA or revenues, you’re talking about growth rates that are north of 75%.

We also feel like the point of sale, payment market, if you will, whether there is a lot of players coming into it, mentioned Affirm before that there’s other players in the market, whether it’s a PayPal, and Afterpay, Sezzle or whatever. Katapult is the only company that we’re aware of that is playing in that market for the nonprime consumer.

Now, there are other folks trying to get into it. But Katapult is, and I think the team will tell you this has been their mission from since this management team started running the company, is to be only in the e-commerce sector and online in a digital way. And their technology has proved out and that’s why we’ve done our own due diligence with their key merchants, and that’s why the merchants loved them.

And we think the business model is resilient. This is a company that will do well, whether it’s a good economy or bad economy, and actually with COVID, actually there’s benefits and the company will talk about that. So we think the company is only scratching the surface, we think there’s tremendous upside. The stock market is obviously reacted well since the announcement. But even with that and we’ll talk about valuation at the end, we think this is still a very compelling valuation, we think there’s still a lot of room to run both by the management team to deliver on the projections that they’ll share with you and for the stock as well.

And maybe with that, I will pass it over to Orlando to talk about the Katapult story.

Orlando Zayas – Chief Executive Officer, Katapult Holdings, Inc.

Orlando Zayas, the CEO of Katapult, and with me today I have Karissa Cupito, and Derek Medlin our COO. The three of us have been with Katapult since 2017. Karissa and I actually worked together previously and we grew a business from $30 million to over $450 million in three years. So we understand how to grow a business and how to make this type of business work.

I’m excited about what we’ve built. We’re based in New York and we have another office in Plano, Texas. We have over 90 employees that are currently working from home, including the call center, and our professional staff about 60% are tech product and data science areas.

The next page Derek. So about the business, at Katapult, we provide an attractive financing solution for those nonprime consumers to access the central products they need for everyday living. We have focused our efforts on providing a clear and transparent experience to the consumer to finance products from big name retailers like, WayFair, Lenovo, Purple and others. In the past they had a little choice. We have adopted the lease to own financing mechanism that offers transparency, flexibility and reasonable pricing.

Some quick facts about the business. As Mike mentioned, we have over 150 online merchants on the platform, and over 1.4 million consumers already approved for shopping. We offer these consumers a seamless frictionless process to quickly check out and get the items they need. We see a massive opportunity as we’re the fastest growing e-commerce point of sale financing platform focused on nonprime.

Our success is evident, as Mike mentioned again, in our net promoter score and our repeat customer rate. Not only do our customers love the ease and transparency, but our merchants see us as a strategic partner. Over the next three years our growth is to continue to build more high-quality retailers, additional financing solutions and to continue to monetize our consumer base.

Our story is quite simple. We bring the nonprime consumer an easy and transparent way to access durable goods. We also bring a new consumer segment to e-commerce retailers. We accomplished this through technology and underwriting and integration with merchants and provide an easy and frictionless process.

Some key investment highlights. We believe we have built a compelling story. We have a greenfield opportunity validated by some powerful brands. It’s a solution that solves a problem for a large consumer base and is built on a scalable and strong technology platform. It integrates seamlessly with our merchants and the shopping cart. For e-commerce, no one is focused on the nonprime consumer, we are. And we believe we can bring this consumer together with high quality merchants in a very unique value proposition.

Since Karissa, Derek and I joined in 2017, we have had strong growth and we’ve done so profitably. Revenue last year is expected to be around $250 million up from $92 million in 2019. And with continued growth of our current retailers and a strong pipeline, our revenue should continue to grow to over $450 million this year. We believe we have built a great business that solves a problem for our times. It’s not only evident in our growth and our future pipeline, but in our consumer satisfaction.

A little bit about the market. The market for durable goods is huge. We believe our total addressable market is roughly $40 billion to $50 billion. These essential items like appliances, furniture, laptops, these are large purchases that many consumers need to finance. We believe our lease to own financing option picks up in this marketplace, and is going to grow rapidly in any economic cycle.

On the next page, Katapult is the leading platform that is primarily focused on e-commerce. Our robust consumer merchant and partner ecosystems help bring together the needed financing option along with high quality merchants that provide durable goods at a good price. With more than 500,000 leases we have done thus far are all possible because of our technology.

Our process is transparent and simple for consumers and shows up as a payment option in the merchant’s shopping cart. We have built strong underwriting models that can help predict broad payment rates and consumer behavior to meet and exceed profitability targets consistently.

We are e-commerce born and bred, unlike our competitors, who are attempting to migrate to e-commerce, we are already there. And we’ve learned to treat the merchant and consumer much differently than brick and mortar. In fact, we communicate directly with the consumer in the process, not a salesperson in the store. We have developed a strong tech team and data scientists that are e-commerce trained and understand this merchant and consumer. We are 100% digital. Merchants can access our data results, and program information on our merchant portal, and consumers can totally interact with us online. In fact, we’re the only company that offers 24-hour chat with a live agent. Websites don’t shut down at night, and neither do we.

Our proprietary tech solution starts with a merchant integration. We integrate numerous ways from platform systems like Shopify to custom integrations. Our retailers are starting to see how they can reduce their cost of acquisition and bring a brand new consumer segment to their business.

Turning to our consumers, we provide a clear, transparent and compelling value and flexibility to continue leasing exercise and early purchase option or return their items at any time. This enables them the option to access the things they need at a quality retailer. Our process returns an approval in an industry leading five seconds or less. We don’t pull traditional credit bureau information, and built our risk models using machine learning and AI to predict the consumer payment behavior more accurately than traditional models.

Our click to ship processes easy and simple. We don’t ask exhaustive amounts of information at the checkout and our consumer can complete the application and lease process in less than 90 seconds. Our consumer repeat rate is over 45% and growing. It’s proof that we’re providing a needed option to this market.

In the past, our nonprime consumer had little choice when faced with an important purchase like a refrigerator. This is a real-life example of what a consumer face. We are fully transparent since we were communicating directly with the consumer online. We offer them flexibility and the option to get ownership. Our best plan is offering to pay off the item in 90 days or less only charging a 5% fee. After 90 days, we’ll discount the remaining payments versus the full contractual costs to help facilitate ownership.

We want to be there for the consumer time and time again as their needs arise. We are upfront about how the lease works and we communicate along the way. We work closely with our consumers when a crisis or payment issue arises to help them get to ownership. There are no hidden fees or charges. In fact, we never charge a late fee, ever.

Now we turn to our merchants. Our solution not only brings a new consumer to our e-commerce merchants and with a growing repeat rate we’ve developed a loyal following of consumers that repeat significantly higher than other competitors in the space. Merchants gain an incremental consumer completely digital with low acquisition costs. The business that we generate for them is truly incremental. Retailers across the board are realizing the nonprime consumer is key to generating new sales from a previously under looked consumer.

Our technology really feels the way we integrate with our merchants. We are integrated on many of the known shopping platforms like Magento and Shopify. If a merchant is on one of these platforms, it takes less than 30 minutes to complete the integration and be a payment option in their shopping cart. In fact, at Shopify, we’ve identified over 1,900 e-commerce retailers selling durable goods online. Growing the small to medium sized business is going to be easy and quick.

Additionally, our tech team has completed custom integrations quickly and easily for our merchants like Lenovo, who have a proprietary shopping platform. Yet our best and leading industry integration comes from our prime lending waterfall integration with select prime lenders. A waterfall is where the application will flow from the prime lender to other lenders automatically, giving the consumer the best option for their credit situation.

Our first partner, Affirm realized that having a solution for their declines was important to their retailers. They noted as many e-commerce retailers have, that consumers declined for credit will disappear. Affirm liked that we had an application flow identical to theirs, and we were already in several merchant side by side and our consumers were treated with the same transparency and respect. They chose to integrate with us creating a waterfall where the application is only input once. If Affirm declines the application the data is electronically transmitted, and we have the opportunity to approve that consumer.

Affirm actually markets this as Affirm Connect to their merchants. Since we signed the agreement last year, we’ve already integrated over 50 of the merchants on Affirm Connect waterfall. We have a tremendous opportunity with Affirm. Together we’ve identified over 900 merchants where the waterfall between our companies would benefit them.

The Affirm partnership is just one of the many that we’re working on. Every prime lender from synchrony to TD Bank has realized there’s an opportunity to improve sales for the merchants and capture a new market. We’d like to come up with a waterfall integration from prime lenders to us with a direct offer for those consumers, what we call self-identifiers. Offering the merchant a waterfall and a direct integration is the best solution to capture every possible sale.

Now I’d like to turn it over to Derek Medlin, our COO, to do a deeper dive on our technology and risk areas. Derek?

Derek Medlin – Chief Operating Officer, Katapult Holdings, Inc.

Thanks, Orlando. At Katapult, we embed technology and digital experiences at every point of the merchant consumer journey. We’re leveraging cloud services and a system architecture that’s really simple and really flexible across the three main areas we focus on. One, the user experience, two, our merchant platforms, and three, our risk modeling.

It looks simple on the surface, but is actually a lot harder beneath the scenes. And with sophisticated modeling during the pre-decisioning and ongoing machine learning during post decisioning activities match with our highly tunable and flexible platform, we can deliver great results for our merchants and our customers.

From the consumer side, we are completely digital as Orlando mentioned. Our user experience is seamless across mobile, tablet and desktop platforms, and it rivals the UX of top 10 tech companies with powerful click-to-ship solution that makes applying, checking out and managing your lease-to-own transactions really simple.

In fact, the application is a simple three step process with top-of-mind information that every consumer would know. And a customer can manage their lease and their payments through our consumer portal.

On the merchant side, this is really where it starts. We want to be more than just another logo in the checkout experience. Our tech delivers a menu of options to reach the 1,000s of merchants already present on e-com and omni channel platforms. We make integration really simple and easy to enable, but also robust and deep in features. For example, we have additional reporting API’s for deeper reconciliation, and ERP integration capabilities.

We’re taking what we’ve learned from the 500,000 leases we’ve done so far, and we share it for with our retail partners to drive more sales. This includes marketing and data analytics, segmentation and audience information, conversion monitoring, fraud collaborations and more.

On the risk modeling side, like I mentioned, simple is actually really hard and our data science team makes things look easy. Not only are we producing strong approval rates and financial yield, but we’re doing so with the least amount of customer friction. We only require as few as seven user inputs, while we gather more than 100 attributes at the time of application. Things like, what’s in the cart, their device fingerprint, and other information are crucial in this e-commerce world.

Then we’re appending about 2,000 third-party data elements to render a decision in less than five seconds. We don’t simply say yes to everyone, but we use a complex set of proprietary approval and existing customer modeling to achieve low levels of fraud and strong returns for our financing.

Our modeling approaches are also extremely flexible, giving us the opportunity to optimize for the best yield of our merchants overtime, and mitigating any shift in economic or credit environments.

As a proof point, we monitor our modeling success versus off the shelf scores, and have continued to separate our ability to successfully identify the right customers far more accurately with our AI and machine learning models and flexibility. As you can see, our Katapult underwriting score outperforms in identifying the true good payers, and it’s given us a much stronger portfolio. The tech doesn’t just stop at the initial underwriting through technologically advanced payment systems and collections methods, we can keep consumers on track to achieve their goals.

All of this effort and focus is aimed at delivering long-term value to our customers, merchants and to our stakeholders. And as you can see, we’ve been progressively improving our return by consuming and analyzing the more than 500,000 leased on transactions that we’ve done so far. We’re really all about the data. This focus has helped us improve across all our metrics as we scale.

Orlando, you want to talk about how we’re going to use the data in the next growth opportunities?

Orlando Zayas – Chief Executive Officer, Katapult Holdings, Inc.

As you can see now, we have built a solid platform and ecosystem for non-prime consumers to access the high-quality merchants and expand their choice in e-commerce. Our plans are to continue to expand our merchant pool, deepen the relationship with merchants and partners and a robust pipeline. With an over 45% consumer repeat rate we have a foundation for predictable future growth.

We are also already looking for opportunities to connect these merchants and non-prime consumers with other feed-based products they need, or other services that drive lifetime value. We also have a platform in merchant integration to be able to expand to other finance products as our consumers improve their credit scores and desire lower costs financing options.

It’s the technology that fuels our potential. We will continue to grow by focusing on this nonprime consumer and providing them with the necessary financial tools needed for everyday life. We believe we can grow this business to over $2 billion by bringing merchants and consumers together. And we’ve only just begun.

I’m going to turn it over to Karissa, who can talk further details about the finances.

Karissa Cupito – Chief Financial Officer, Katapult Holdings, Inc.

Thanks, Orlando. Since 2018, we have doubled the business for three years in a row and we’re on track to double the business again in 2021. When you look at the $402 million in originations forecasted for 2021, it’s made up of two components. First, existing merchants. 70% of this number comes from the annualized origination run rate of our existing merchants on the platform today.

And the second component is our near-term pipeline, which makes up the remaining 30% of this $402 million in originations. It consists of merchants that are in advanced stages of our sales cycle. The potential annual volume from these merchants is estimated at close to $300 million, but we’ve only incorporated $120 million of this potential volume into our forecast.

Something that is truly compelling about our business model is the fact that while we have experienced rapid origination growth, we’ve also been able to achieve profitability. We turned net cash flow, net income, and EBITDA positive in the first quarter of 2020, and because we’re an e-commerce tech driven business, we’re highly scalable and require less than $100 million of trailing 12-month originations to cover our fixed cost base.

By generating approximately $200 million of originations in 2020, we will achieve around $40 million in EBITDA this year. And now that we have reached scale, EBITDA will continue to grow in the out years as our originations grow. So for 2021 we are forecasting $70 million in EBITDA.

When we break down to $70 million of EBITDA, there are a few key elements I want to point out. First, our lease performance. Our lease performance has been consistently increasing every quarter due to the continuous improvement of our risk models, payments and collection processes. For the 2021 forecast and beyond, no additional improvement has been contemplated so there’s upside in our gross revenue numbers.

And when it comes to direct lease costs, such as underwriting and servicing, we are also assuming the same margins as 2020, but as we continue to automate these processes and negotiate volume discounts with vendors, we anticipate significant cost savings on a go-forward basis, none of which are contemplated in the projections.

Turning to our balance sheet and capital structure, we are a well-capitalized company. We have over $60 million of unrestricted cash on our balance sheet. And we have plenty of capacity in our asset backed facility to fund our projected growth as we have only used about 60% of the committed capital today. And we also have the option to double the size the facility in the future.

Now that we have achieved and scaled and significant operating leverage, because our cost base is so low, we will continue to accumulate cash on the balance sheet. We will look to deploy this capital on new product development and opportunities to M&A activity to further our market reach and accelerate revenue growth.

As part of our capital allocation strategy, we will also assess over time, whether we pay down debt, pay dividends or repurchase shares with the excess cash flow generated from the business. We will make this decision at the right time with maximum shareholder return in mind.

And now I will send it back to Lee to discuss valuation.

Lee Einbinder – Chief Executive Officer, FinServ Acquisition Corp.

Thanks, Karissa. Just to frame the valuation, when we announced the deal back in December, we had priced the transaction at 14 times, 2021 EBITDA. Obviously, the stock has moved up since then. But when you look at the valuation of Katapult today, relative to peers, the peer group that we looked at, included other point of sale payment companies like an AfterPay or Sezzle, or even a PayPal or Repay that focuses on similar customers. And then Affirm, which just went public recently. And I think what stands out for Katapult is really the growth rate. The growth rate of historically 100% and going forward north of 75%.

There are no peers that are exhibiting that same growth rate and that are also profitable today. And that’s what really stands out. And that’s why we think the valuation is still compelling. So even as we sit here today, Katapult is trading at around 13 times next year’s EBITDA. And when you look at that, relative to some of these other companies, we’re still trading in a meaningful discount. A company like Affirm, which isn’t even profitable, I believe is trading at north of 20 times next year’s revenues. And when you look at Katapult, we’re around a 10th of that. I think we’re trading around 2.5 times next year’s revenue.

So, if you think about the opportunity here, you’re buying Katapult, which is profitable today and will continue to be profitable in the future, at any metric you want to look at relative to Affirm, it’s sort of a 10th of the valuation and higher growth rates, it kind of doesn’t make sense to us. And I think that’s why the market is endorsing the story. So I think, let me -- I will pause. And I think we’ll hand it back over to Mike.

Mike Grondahl – Analyst, Northland Capital Markets

Lee, thank you. Thanks, all you guys for the story. Very helpful. So clearly, some questions. Maybe I’ll start with you, Orlando. What’s one or two things you’re most excited about for 2021?

Orlando Zayas – Chief Executive Officer, Katapult Holdings, Inc.

Being able to travel again, one. That’s a personal one. I’m actually really excited obviously, about taking the company public. I think while the SPAC process is really fast, the team is really focused on getting us there and being obviously transparent with our investors. Not that we weren’t before we were. And just changing kind of growing up if you will. So we’re really excited about what the future holds going public and getting the notoriety, not notoriety, but getting the name recognition that we can in the marketplace with our merchants, as well as our consumers.

And I think just continue our growth story is the other thing that I’m excited about. We’ve had a great ride, Karissa Derek and I, and turning this business into a high growth vehicle. And we want to continue that story. We know we’re not done. And I’ve told the sales team that, I want them to sign 1,000 retailers doing a million dollars each. That gets us to a billion dollars easily. And that can be done. And I see that within sight. So it’s pretty exciting. I think the team is excited. Obviously, the investors are excited for our path forward. And I just think it’s a lot of work, but it’s going to be a lot of fun.

Mike Grondahl – Analyst, Northland Capital Markets

Great, great. So a lot of questions about merchants, maybe you could just talk us through how Katapult wins that incremental merchant? Maybe that pitch, and why you think they’re choosing you?

Orlando Zayas – Chief Executive Officer, Katapult Holdings, Inc.

Sure. Well, I think it’s our focus on e-commerce. We weren’t as I mentioned in the presentation, we’re born and bred e-commerce, we can talk their language and we have the technology to back it up. And so when they see the fact that we’re clear and transparent to the consumers, that we were able to communicate to the consumers and explain exactly what they’re signing up for that they get comfort with that.

Then when they see the technology, the fact that we can underwrite in less than five seconds, that we can process the transaction in less than 90 seconds, they see this as a big win. I mean every e-commerce retailer out there will tell you that if a consumer is looking for financing, and they get declined, they usually disappear. And I think we’ve all been faced with that. You leave your cart abandoned, and you get those emails or texts right away, say hey you’ve abandoned your cart.

And it’s real, and it’s especially real when somebody is looking for financing. So we can help isolate that, bring those customers, those incremental customers to the retailer. And I think that’s where we win is bringing a whole new consumer segment to that merchant.

And then, it is clear, transparent and frictionless. I mean, the process is so simple not only to get integrated, the integration piece is relatively easy, but then, the incremental business. And we work with the merchants after the integration to help fine tune their marketing plans and driving this consumer to their site, and how to use banner ads and things like that. And we really understand how e-commerce works and I think that’s where merchants will choose us over anybody else.

Mike Grondahl – Analyst, Northland Capital Markets

Got it. And you partially answered my next question. But once a merchant picks Katapult, how quick can you get them up and running and then generating some volume for you?

Orlando Zayas – Chief Executive Officer, Katapult Holdings, Inc.

Sure. I’ll let Derek handle that one.

Derek Medlin – Chief Operating Officer, Katapult Holdings, Inc.

Yes, no problem. Thanks, Mike. So the quick answer is that we have choices and that just depends on the experience that the retailer is looking for. There are 1,000s of retailers that are on these e-commerce platforms like Shopify, WooCommerce, and Magento. And for those interactions, we have free built extensions, plug-ins and native integrations and make it really simple for someone to go in their backend, into their shopping cart, and connect Katapult as a payment method. And that can be really, really quick.

If it’s Affirm Connect, that’s a feature enhancement that if they’re already integrated with the Affirm, it’s very simple for them to add. And any of our other waterfall partners it’s also easy for them to add if they already have it in place.

If they would like to go more sophisticated and more integrated like what we’ve seen for some of our larger accounts, we have a whole suite of custom API that can help them to integrate this completely into their native experiences, or we also have hosted plug-ins that would allow them to very quickly get some JavaScript on their site and up and running. We’ve seen people do it as quickly as 30 minutes. We’ve seen larger ones take a couple of weeks, but we have a really strong team that can help them overcome any challenges they have, and to be able to respond to any new opportunities on the marketplace. So, we take pride in that, and we’re going to stay ahead of the game on that side.

Mike Grondahl – Analyst, Northland Capital Markets

Great. Could you take a minute maybe Derek or Orlando, and explain your partnership with Affirm? And sort of what Affirm Connect is? I think it’d be helpful for people to hear a little bit more specifically there.

Orlando Zayas – Chief Executive Officer, Katapult Holdings, Inc.

Sure, I’ll take that one. So when we talked, when we first approached Affirm, I think they were getting pressure from retailers to improve their approval rate, as all the prime lenders do. I don’t think it’s any different, I think retailers aren’t satisfied unless they have 100% approval on financing.

And so, we talked to them about the waterfall idea of somebody applies for Affirm, they get declined, that data comes to us automatically, it’s seamless, its frictionless, its quick. And then we return a result, hopefully, an approval, and a window will pop up and say, unfortunately you were declined by Affirm, but good news, you’re approved by Katapult. And here’s your terms. So that’s how it started.

And what it provides for the merchant is that, you capture that consumer who possibly got declined and may leave. You’re catching an incremental consumer. And so, that’s how it started. And then right now, we’re literally arm and arm with their sales team going out to discuss the opportunity, but in fact, we have a conversation directly with the merchant as well. And we sign a merchant agreement with that merchant so it’s a merchant-by-merchant signup process.

And we will also discuss with the merchant about having a Katapult button as well in their checkout for those self-identifiers. And people that say, look, I might have applied for Affirm, I might have applied for synchrony somebody else, I got declined. I want a no credit required option, as we like to call it.

And so we like both. So we love the waterfall, because it captures us consumers that applied and got turned down for whatever reason. And then we’d like to direct opportunity. And that’s how it works with Affirm partnership now, and we see it blossoming. I mean, I think now, especially going public, we’re going to have the name recognition out there that retailers are going to say, yes, I need this, we need to capture this consumer; we need to capture those declines that are walking out the door, basically.

Mike Grondahl – Analyst, Northland Capital Markets

And has Affirm specifically brought new merchants or retailers?

Orlando Zayas – Chief Executive Officer, Katapult Holdings, Inc.

Yes.

Mike Grondahl – Analyst, Northland Capital Markets

Am I right that number is above 50? Did I read right?

Orlando Zayas – Chief Executive Officer, Katapult Holdings, Inc.

Correct.

Mike Grondahl – Analyst, Northland Capital Markets

And do you see that growing?

Orlando Zayas – Chief Executive Officer, Katapult Holdings, Inc.

Most definitely. I mean, we’ve identified about 900 merchants that sell durable goods that have Affirm on their platform. And those are the targets that we’re going after.

Mike Grondahl – Analyst, Northland Capital Markets

Got it. Okay, so that’s pretty helpful. Can you take a minute and walk through the economics of an individual transaction, just so someone can kind of understand it at the transaction level an average transaction?

Orlando Zayas – Chief Executive Officer, Katapult Holdings, Inc.

Sure. Karissa?

Karissa Cupito – Chief Financial Officer, Katapult Holdings, Inc.

Yes, I’ll take that one. On average, our lease amount is $600. If you look at the economics, what is happening is that we charge $45 origination fee at the time of origination. And then there’s multiple options, which I know there’s a slide in the deck that goes through the flexibility that a consumer has, once they enter into the lease on how they get to ownership. There’s an option where within 90 days, they can pay the full amount of the lease and only pay 5% fee, they can go to full term or there’s an option in the middle where at any time, they can choose to buy out on their lease, and they get a discount on their future lease payments.

The way the economics roll through that P&L, and we have September 30th unaudited P&L in the deck is that the amount of the lease payments we’re collecting from the consumer runs through our total revenue line. And then the amount of the purchase price that we’re funding to a retailer, so if we’re leasing a couch for $600, we actually pay the retailer $600 to buy the item, is recorded as property held for lease on our books.

The cost of those items are running through the line item called cost of revenue. And you get to a gross profit amount and the way you can really understand our margins is if you take total revenue divided by cost of revenue, you’re going to get, if you look at 9/30/2020 numbers, you’re going to get about 1.4. And that’s equivalent to how you would figure out the margins on this product.

And then there’s three direct leasing costs, which we set in a separate line, which are servicing, underwriting and processing costs. And if you take that as a percentage of revenue, it’s about 5%. And those are really the unit economics of the lease. And then there’s interest for financing it, which is the other piece.

Mike Grondahl – Analyst, Northland Capital Markets

Is there a way Karissa to talk about that $600 of the lease amount, what sort of an average monthly payment? And what’s sort of the average term maybe an origination? And then how long does it actually go on in the real world?

Karissa Cupito – Chief Financial Officer, Katapult Holdings, Inc.

Sure.

Derek Medlin – Chief Operating Officer, Katapult Holdings, Inc.

I could take that, Karissa. So the average, we have 10-month, 12-month and 18-month leases, but by and large, our consumers are offered a 12-month lease. The average payment is going to be the equivalent of around $100 a month. That said, what we do to help consumers out and have flexibility is we align their payment to their typical payday. So if they’re paid weekly, bi-weekly, semi-monthly or monthly, we make those adjustments. So you could imagine it being about a $25 a week transaction.

The average length of time that our consumer is in the lease is only about seven months. And this is because throughout the life - upfront, pre-origination and then after they execute the lease, we’re educating them on ways and all of their availability and options to get the best value. Because if you think about it, we’re really trying to be situated to be a great partner of the retailer and the consumer. We want the consumer to know how to get the best deal, so that perhaps they go and do another transaction with the retailer. And for the retailer, we want to that customer have an amazing experience, so they’ll continue to come back.

So all along the way we’re communicating, here’s your best offer, here’s your best opportunity. You have flexibility return during this period, you have flexibility to buy out at a discount, or you can exercise a 90-day option.

Mike Grondahl – Analyst, Northland Capital Markets

Got it. And could you maybe explain the concept of the merchant discount rate? I don’t know that everybody’s familiar with that.

Derek Medlin – Chief Operating Officer, Katapult Holdings, Inc.

Sure, I’ll take that one as well, Mike. So effectively, we also have merchant discount rates that are a contra revenue, they reduce the cost of leased goods that we have. And we see anywhere between, let’s say zero and 9% discount rates that we are receiving from retailers based on the service that we’re providing. And again, this is on the backs of retailers really understanding that we’re delivering incremental sales to them. And so, they’re more than happy to help participate in that and those types of things help us to be more aggressive in terms of having higher approval rates, and delivering more value to the consumer.

Mike Grondahl – Analyst, Northland Capital Markets

Got it. As a follow up to that, could you go into a little bit more depth about sort of the underwriting process kind of that that credit? Look, I mean you’re taking nonprime risks, so just help the investor understand the process you’re going through to do that underwriting?

Derek Medlin – Chief Operating Officer, Katapult Holdings, Inc.

Sure. So just to get started with is that our team identified really quickly that FICO wasn’t predictive for this type of transaction and this consumer base. And so, we really delved into this path of building proprietary systems, both for underwriting identity management, fraud management, and then for ongoing risk management on the whole. And what we believe is that our risk approach is something that had to be tailored to the nonprime consumer, but it also had to be tailored to the product, the term and the size of the transaction.

And so, if you take those two things, and then you have this big ask of it has to be frictionless. It has to have the least amount of friction so that the checkout experience can be smooth. It really was a tall order. And so effectively, what the team has done is that they’ve taken the least amount of information from the consumer, they’re actually pulling a lot of other data elements and attributes at the time of transaction. And they’re looking for things that that through our AI machine learning give them signal that this consumer has the ability to pay and the ability to complete this lease with success over the short period of time that we have them.

And a big part of this exercise is fraud management and identity management. And then secondarily, it’s understanding that ability to pay and now that we’ve booked more than 0.5 million leases, we’ve gotten really good at identifying who the right customers are, that are going to be successful with this product. And we have a huge focus on the repeat customer rate, because we want to have people who come in and have a great transaction, but also will then go back. And so, we have customer models that also go into the existing customer that help us give it a good sense of how to find those best customers and that we bring them in and that we can give them a great experience that that will go back.

Mike Grondahl – Analyst, Northland Capital Markets

Got it. And do you hit the credit score?

Derek Medlin – Chief Operating Officer, Katapult Holdings, Inc.

We do not report. What we found is that consumers are looking for options that don’t impact their credit. And that they’re also, what we found is that based on the bureau reporting that exists today, that it’s not a great fit for this customer base today, just the way the reporting structure and lease economics with leases lowering the available limit over time that is just today not a great fit, but maybe sometime in the future.

Mike Grondahl – Analyst, Northland Capital Markets

Got it. And then returns, are they very common? How do they work?

Derek Medlin – Chief Operating Officer, Katapult Holdings, Inc.

Yes. So one of the great things about a lease transaction, lease to own transaction is that consumers have a lot of flexibility. They can pay and they can find those right moments in time when it’s best for them to buy out, or they continue the lease for the whole time or they can return like you mentioned, Mike. And that’s one of the great aspects of the lease transaction.

What we find is that the majority of our lease activity, return activity happens at the beginning of the lease during the first 30 days, in which our retailers offer and extend the same return period that they do to cash customers. So the majority of returns occur in that first 30 days, and they go back to the retailer and we cancel the lease, or we end the lease at that point.

After that we see a small percentage of leases go to a return, we facilitate that with reverse logistics to make it really easy for the consumer to pick up the item or they can ship it back to us. So it’s a small part of the business, but it’s an important one because it gives flexibility to the consumer.

Mike Grondahl – Analyst, Northland Capital Markets

Sure. Okay. And how many merchants did Katapult add in 2019 and 2020? And roughly how many can you add in 2021?

Derek Medlin – Chief Operating Officer, Katapult Holdings, Inc.

We added 72 retailers in 2020. It was an interesting year because many retailers had to pivot due to COVID. And so we saw a lot of the onboarding is kind of back loaded into the back end of the year. Going forward, as Karissa mentioned, we projected a conservative 50 accounts that we’re going to be boarding this year with certainty, although we feel like there’s a lot of upside in that just based on the progress and the work that’s been done.

So, we have really high merchant retention. Retailers keep us and in fact then grow with us over time. And we’re continuing to find ways to improve our delivery and drive more traffic to their sites.

Mike Grondahl – Analyst, Northland Capital Markets

Got it. Could you comment on that retention rate? And then maybe, Karissa, if you could repeat what you did about the $455 million, how much was existing and how much was from new merchants? Because I think it sounded to me at least there was a little bit of conservatism baked in there. But maybe first the retention rate for merchants?

Derek Medlin – Chief Operating Officer, Katapult Holdings, Inc.

Yes. Our retention rate, Mike, is nearly 100%. I believe there are two retailers that we have decided to go a different direction with their financing, and the lifetime that we’ve been here over the last three years. And so we’re really confident that that’s we just think that’s a great indicator that we’re delivering value to both the retailer and the consumer.

Mike Grondahl – Analyst, Northland Capital Markets

Sure.

Karissa Cupito – Chief Financial Officer, Katapult Holdings, Inc.

And to answer your second question, the $402 million of originations we’re forecasting next year 70% or $280 million is just annualizing the run rate of our existing merchants on the platform. And then the remaining 30%, so $120 million is coming from those 50 merchants Derek just mentioned that are in advanced stages of our sales cycle that will come on board at some point in 2021.

Mike Grondahl – Analyst, Northland Capital Markets

Got it. And is the reason you’re going from 72 merchants down to 50 merchants is that just because COVID might have created a little bit of a bubble or conservatism? How do we just think about that decrease?

Karissa Cupito – Chief Financial Officer, Katapult Holdings, Inc.

It’s mainly conservatism. Yes. We wanted to really put into the forecast what we have line of sight to immediately and that we knew we’re in advanced stages. Obviously, as we go throughout 2021, we’re going to find merchants that weren’t on our pipeline that are going to come on-board like that. That’s what happened in 2020. So we wanted to be able to name all the merchants and put them in the forecast and feel confident about that. But yes, there’s lots of possibilities that new merchants are going to come on-board that were not on our pipeline.

Mike Grondahl – Analyst, Northland Capital Markets

Got it. Great to hear. Lastly, is there any other partners, whether it’s Shopify, Magento, BigCommerce or merchants that are worth calling out that either offer a lot of upside, or future relationships that are really growing?

Derek Medlin – Chief Operating Officer, Katapult Holdings, Inc.

I’ll start here and then pass off to Orlando. So, we’ve talked to almost every prime lender out there, BNPL, etc. And all of them have that same problem of not being able to approve 100%. And we think that the Katapult solution can fit non-prime consumers or really anyone who gets declined from a prime option. And so we think that there is a lot of opportunity.

We’re not disclosing any names in the near term, but there’s a lot of interest. And then on the merchant side as well, there’s a lot of activity there. As retailers started to look at their business and understand that they need to take advantage of every opportunity that they have to give consumers flexibility and options. And so, we don’t have a large enterprise account in the plan for 2021 to achieve those numbers, but we feel really good about the response that we’re getting in the marketplace.

Orlando Zayas – Chief Executive Officer, Katapult Holdings, Inc.

Good answer, Derek.

Mike Grondahl – Analyst, Northland Capital Markets

Got it. Hey Orlando did we miss anything? Any final thoughts, you want to leave us with?

Orlando Zayas – Chief Executive Officer, Katapult Holdings, Inc.

Sure. No, I want to thank you, Mike, for hosting and inviting us to this session. We appreciate it. We look forward to connecting with the investors later today. Well, we believe we really built a strong platform that solves a need for today. There’s a huge TAM and the field is wide open to match consumers and quality retailers in an easy, flexible, unique solution. And I think we’ve only just begun and we appreciate the time and we look forward to the future.

Mike Grondahl – Analyst, Northland Capital Markets

Thank you. We’ll definitely keep in touch. Take care.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Katapult’s and FinServ’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Katapult and FinServ. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of FinServ or Katapult is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to Katapult; risks related to the concentration of Katapult’s business among a relatively small number of merchants; the effects of competition on Katapult’s future business; the impact of the COVID-19 pandemic on Katapult’s business; the ability of FinServ or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future, and those factors discussed in FinServ’s final prospectus dated October 31, 2019 and Annual Report on Form 10-K for the fiscal year ended December 31, 2019, in each case, under the heading “Risk Factors,” and other documents of FinServ filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of FinServ or Katapult presently know or that FinServ or Katapult currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FinServ’s and Katapult’s expectations, plans or forecasts of future events and views as of the date of this communication. FinServ and Katapult anticipate that subsequent events and developments will cause FinServ’s and Katapult’s assessments to change. However, while FinServ and Katapult may elect to update these forward-looking statements at some point in the future, FinServ and Katapult specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FinServ’s and Katapult’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this communication is based on the estimates of Katapult and FinServ management. Katapult and FinServ obtained the industry, market and competitive position data used throughout this communication from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Katapult and FinServ believe their estimates to be accurate as of the date of this communication. However, this information may prove to be inaccurate because of the method by which Katapult or FinServ obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed transaction, FinServ intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement to be distributed to holders of FinServ’s common stock in connection with FinServ’s solicitation of proxies for the vote by FinServ’s stockholders with respect to the proposed transaction and other matters as will be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Katapult’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, FinServ will mail a definitive proxy statement/prospectus, when available, to its stockholders and Katapult’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about FinServ, Katapult and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by FinServ through the website maintained by the SEC at http://www.sec.gov.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Katapult and FinServ or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Participants in the Solicitation

FinServ and Katapult and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed transaction. Information about the directors and executive officers of FinServ in its Annual Report on Form 10-K, filed with the SEC on March 27, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed transaction. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above.

Contacts

Katapult Media Contact

Brian Ruby

ICR for Katapult

203-682-8268

Katapult-PR@icrinc.com

Katapult Investor Contact

William Maina

ICR for Katapult

646-277-1236

Katapult-IR@icrinc.com

FinServ Investor Contact

FinServ-IR@icrinc.com